

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


03024975

24 July 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.




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# Cue Energy Resources Limited

A.B.N. 45 066 383 971

## RELEASE

### Kimu Methanol Study

Cue welcomes the Oil Search agreement with Mitsubishi Gas Chemical Company Inc and Itochu Corporation of Japan to complete a feasibility study into the potential for using gas from the Kimu gas field in Papua New Guinea for methanol manufacture.

Cue has a 10.72% interest in PRL -8 which contains the Kimu field. Kimu is estimated to have approximately 1 trillion cubic feet of recoverable natural gas which contains no sulphur or carbon dioxide.

Joint Venture participants in PRL -8 are :

| | |
|---|---|
| Oil Search Limited | 44.60% Operator |
| Mosaic Oil Niugini Ltd | 28.6% |
| Gedd (PNG) Ltd | 16.10% |
| **Omati Oil Pty Ltd** | **10.72% a wholly owned subsidiary of Cue Energy Resources Limited** |

Robert J Coppin
Chief Executive Officer

24 July 2003


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